Via Edgar

May 18, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Paul Fischer

RE:	ARCA biopharma, Inc. (the “Registrant”) Registration Statement on Form S-3 Filed May 7, 2020 File No. 333-238067
Acceleration Request
Requested Date: May 20, 2020 Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) to become effective on May 20, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Division of Corporation Finance. The Registrant hereby authorizes each of Brent Fassett, Nathan Jeffries and Kurtis Zinger of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brent Fassett of Cooley LLP at (720) 566-4025, or in his absence either Judy Lai of Cooley LLP at (720) 566-4039 or Kurtis Zinger of Cooley LLP at (702) 566-4057.

Very truly yours,

/s/ Brian L. Selby
Brian L. Selby Vice President, Finance

cc:	Brent Fassett, Cooley LLP Judy Lai, Cooley LLP Kurtis Zinger, Cooley LLP